United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Masco Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-5794	38-1794485
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

21001 Van Born Road Taylor, Michigan	48180
(Address of principal executive offices)	(Zip Code)

Kenneth G. Cole

Vice President, General Counsel and Secretary

(313) 274-7400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosures

Item 1.01. Conflict Minerals Disclosure and Report

Introduction

Unless the context indicates otherwise, the terms “we,” “its,” “us,” and “our” refer to Masco Corporation and its consolidated subsidiaries. The “Conflict Minerals Rule” means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. As used in this Form SD and consistent with the Conflict Minerals Rule, “Conflict Minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to their location of origin.

Applicability of the Conflict Minerals Rule to our Business

We manufacture, distribute and install home improvement and building products, with an emphasis on brand-name consumer products and services holding leadership positions. We are among the largest manufacturers in North America of a number of home improvement and building products, including faucets, cabinets, architectural coatings and windows. We are subject to the Conflict Minerals Rule because a portion of the products that we manufacture or contract to manufacture contain Conflict Minerals that are necessary to the functionality or production of the products.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are, in most cases, many levels removed from, and have limited influence over, these market participants. Furthermore, because of the depth, breadth and constant evolution of our supply chain and competitive factors affecting our supplier base, there is significant difficulty identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit to this Form SD, and as part of our reasonable country of origin and due diligence processes, we endeavored in good faith to determine if any of the Conflict Minerals necessary to the functionality or production of the products that we manufacture or contract to manufacture originated in the Democratic Republic of the Congo (“DRC”) or any adjoining country (as defined in the Conflict Minerals Rule) and, if so, whether they directly or indirectly financed or benefited an armed group (as defined in the Conflict Minerals Rule) in the DRC or an adjoining country.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available on our website at www.masco.com. We do not incorporate the information contained on our website into this Form SD or our Conflict Minerals Report and this information should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MASCO CORPORATION

By:	/s/ John G. Sznewajs	June 2, 2014
Name:	John G. Sznewajs
Title:	Vice President, Treasurer and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013

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